Exhibit (d)(3)(A)

EMPLOYMENT AGREEMENT

This AGREEMENT by and among SoundView Technology Group, Inc. (“SoundView”), The Charles Schwab Corporation (the “Company”) and the individual set forth on Exhibit A (the “Executive”) dated as of November 18, 2003 (the “Agreement”) shall be effective as of the Effective Date (as defined below). In the event that the Merger Agreement (as defined below) is terminated, this Agreement shall be void ab initio and of no force and effect, and the Prior Agreement (as defined below), to the extent it has not otherwise expired by its own terms, shall continue to be effective and binding on SoundView as if the same had never been superseded by this Agreement. All capitalized terms used but not defined herein shall have the meaning set forth in the Merger Agreement.

WHEREAS, the Executive is currently employed by SoundView;

WHEREAS, an Agreement and Plan of Merger (the “Merger Agreement”) has been entered into by and among the Company, Merger Sub (the “Merger Sub”) and SoundView, dated as of November 18, 2003, pursuant to which Merger Sub will merge with and into SoundView with SoundView as the surviving corporation in the merger (the “Merger”) to be effective as of the Effective Time (as defined in the Merger Agreement);

WHEREAS, in connection with entering into the Merger Agreement, SoundView and the Company have agreed to provide for the employment of the Executive by the Company from and after the date upon which the Effective Time occurs (the “Effective Date”) and to secure the Executive’s agreement, inter alia, not to compete with the Company or any of its affiliates or subsidiaries for the period and on the terms and conditions set forth in this Agreement, and the Executive is willing to commit himself to serve the Company and not to compete with the Company on the terms and conditions set forth in this Agreement;

WHEREAS, SoundView and the Executive entered into an Employment Agreement, dated as of the date set forth on Exhibit A, between SoundView and the Executive (the “Prior Agreement”) which expired by its own terms on the date set forth on Exhibit A and the Executive since that time has been employed by SoundView at-will and without any written or oral employment agreement;

NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, the Executive and the Company have agreed and do hereby agree as follows:

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1. Employment Period/Termination of Prior Agreement. The Company hereby agrees to employ the Executive, and the Executive hereby agrees to serve in the employ of the Company, on the terms and subject to the conditions of this Agreement, for the period commencing on the Effective Date and ending on the anniversary of the Effective Date set forth on Exhibit A hereto (the “Employment Period”); provided that the Employment Period shall terminate upon the Executive’s termination of employment for any reason. The Executive acknowledges and agrees that the Prior Agreement expired by its own terms on the date set forth on Exhibit A, that he has no further rights thereunder, and that neither SoundView nor the

Company (nor any of their respective affiliates or subsidiaries) have any obligations to the Executive thereunder.

2. Terms of Employment. During the Employment Period, the Executive (A) shall serve in the position set forth on Exhibit A, with the duties and responsibilities commensurate with such title and office, (B) shall report directly to the individual set forth on Exhibit A so long as such individual remains employed by the Company and in a position senior to that of the Executive and, if no longer employed by the Company, to such individual’s successor, and (C) shall perform his services at the location set forth on Exhibit A. During the Employment Period, and excluding any periods of disability and vacation and sick leave to which the Executive is entitled, the Executive agrees to devote substantially all of his attention and time during normal business hours to the business and affairs of the Company and, to the extent necessary to discharge the Executive’s responsibilities hereunder, to use the Executive’s reasonable best efforts to perform such responsibilities. During the Employment Period, it shall not be a violation of this Agreement for the Executive to engage in the following activities: (1) serve on corporate, civic or charitable boards or committees, (2) deliver lectures, fulfill speaking engagements or teach at educational institutions and (3) manage personal investments; so long as these activities: (a) do not significantly interfere with the performance of the Executive’s responsibilities as an employee of the Company in accordance with this Agreement, (b) do not violate any of the Executive’s covenants in Section 7 of this Agreement, and (c) do not violate any of the Company’s policies (or the policies of its affiliates or subsidiaries) applicable to such practices and to the Executive.

3. Compensation and Benefits.

(a) Base Salary. During the Employment Period, the Executive shall receive an annual base salary (“Annual Base Salary”) of no less than the amount set forth on Exhibit A. The Annual Base Salary shall be reviewed no less frequently than annually in accordance with the policies of the Company and may be increased (but not decreased). If the Executive’s Annual Base Salary is increased, the increased amount shall be the Annual Base Salary for the remainder of the Employment Period. The Annual Base Salary shall be payable in installments, consistent with the Company’s payroll procedures in effect from time to time, provided that such installments shall be no less frequent than monthly.

(b) Annual Bonus. In addition to the Annual Base Salary, the Executive shall be eligible to earn for each calendar year ending during the Employment Period, an annual bonus (an “Annual Bonus”) payable in cash, grants of restricted shares of the Company’s common stock (“Restricted Stock”) or a combination thereof in an amount allocated to the Executive by the Company in its sole discretion from a bonus pool generated by the Company’s Capital Markets business for such year. The Annual Bonus shall be payable at the same time that other Company bonuses are paid to similarly situated executives of the Company’s Capital Markets business, subject to the Executive’s continued employment through the date on which the Annual Bonus is paid or, if earlier, the end of the scheduled Employment Period, subject in all cases to the provisions of Section 5. Notwithstanding anything in this Agreement to the contrary, (i) for each calendar year ending during the Employment Period, in no event shall the sum of the Executive’s Annual Base Salary and Annual Bonus be less than the amount set forth on Exhibit A, which shall be paid in cash (the “Total Annual Cash Compensation”); and (ii) in the event that, as of the Effective Date, the Executive has not yet been paid by SoundView his annual bonus for fiscal year 2003 to the extent permitted by Section 5.2(d) of the Merger Agreement the Executive shall be paid such annual bonus (the “2003 Bonus”) promptly following the Effective Date. Nothing in this Section 3(b) is intended to guarantee the Executive any amounts (whether payable in cash, grants of restricted stock or a combination thereof) (A) in excess of the Total Annual Cash Compensation for each calendar year ending during the Employment Period or (B) for any years other than any calendar year ending during the Employment Period, except with respect to the 2003 Bonus.

(c) Long-Term Incentive Compensation. The Executive shall be eligible to participate in the Company’s long term incentive compensation arrangements on terms and conditions no less favorable than the terms and conditions applicable to similarly situated executives of the Company’s Capital Market’s business, provided that, nothing in this Section 3(c) or elsewhere in this Agreement is intended to guarantee the Executive any specific long-term incentive compensation award or any long-term incentive compensation in addition to or in excess of the Total Annual Cash Compensation, and further, provided that this Section 3(c) is not intended to and does not limit the Company’s obligations under Section 3(d).

(d) Retention Award. As of the Effective Date, the Executive shall be granted a retention award of a number of shares of Restricted Stock set forth on Exhibit A (the “Retention Award”), which shall be subject to the terms of the Company’s 2001 Stock Incentive Plan (the “Plan”) as in effect on the date hereof and to the extent not inconsistent with this Section 3(d), and which, subject to the Executive’s continued employment with the Company (or any of its affiliates or subsidiaries) and the provisions of Section 5, shall vest annually and, once vested, shall no longer be subject to restrictions (other than restrictions imposed by applicable law) in three equal pro-rata installments on each of the first, second and third anniversaries of the Effective Date such that the Executive shall be fully vested in the Retention Award on the third anniversary of the Effective Date. Notwithstanding the foregoing, in the event of a Change in Control of the Company (as defined in Article 16 of the Plan) or the sale, transfer or disposition, in each case to a third party that is not an affiliate of the Company, by the Company of a majority of the assets or voting securities of SoundView or the Company’s Capital Markets business, the Executive’s Retention Award shall immediately vest in full and no longer be subject to restriction (other than restrictions imposed by applicable law). In no event shall the Executive’s Retention Award be subject to Article 12 of the Plan. For as long as he is employed by the Company, the Executive shall have the right to enforce the obligations of SoundView and the Company, as the case may be, that are provided pursuant to Sections 6.6(b) and 6.7 of the Merger Agreement and Sections 6.6(b) and 6.7 of the Company Disclosure Schedule; provided that if the Executive is unable to perform his duties or fulfill his responsibilities under this Agreement by reason of any physical or mental incapacity, disability or illness, the Executive shall have no further right of enforcement.

(e) Benefit Plans. During the Employment Period, the Executive and the Executive’s spouse and dependents, as the case may be, shall be eligible for participation in all other employee benefit and fringe benefit plans, practices, policies and programs provided by the Company and its affiliates (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) on terms and conditions no less favorable than the terms and conditions applicable to similarly situated executives of the Company’s Capital Markets business; provided that such benefit and fringe benefit plans, practices, policies and programs may be amended, revised or eliminated by the Company and/or its affiliates or subsidiaries from time to time in their sole discretion, in accordance with the terms of such plans, practices, policies and programs. For purposes of the Executive’s participation in the employee benefit plans of the Company, the Company shall credit the Executive with full credit for all service credited under each applicable Company Benefit Plan (as defined in the Merger Agreement) including service with SoundView and, where applicable, service with prior or predecessor employers to the extent credit is given for such service under each applicable Company Benefit Plan for purposes of eligibility to participate and receive benefits for purposes of vesting and for purposes of benefit accruals (except where it would result in a duplication of benefits); provided that in no event shall the Company’s sabbatical program be deemed a Company Benefit Plan for purposes of this Agreement and provided further that in no event shall such service credit be credited for purposes of determining the Executive’s eligibility for retirement under the Company’s equity plans. With respect to the Company’s health, dental and vision benefit plans, the Company shall cause any such plan to waive any pre-existing condition exclusions and actively-at-work requirements under such plans with respect to the Executive and his eligible dependents (to the extent waived under the corresponding SoundView welfare benefit plan). The Company will ensure that any deductibles, co-insurance and out-of-pocket expenses incurred by the Executive on or before the Effective Date shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions under the Company’s medical and dental plans after the Effective Date to the extent that such expenses are taken into account for similarly situated employees of the Company’s Capital Markets Business and to the extent that such expense information is provided to the Company’s Human Resources Department within sixty (60) days of the Effective Date.

(f) Vacation. During the Employment Period, the Executive shall be entitled to accrue paid vacation in accordance with the plans, policies, programs and practices applicable to similarly situated executives of the Company’s Capital Markets business (taking into account prior years of service to SoundView and its predecessors as set forth in Section 3(e) and vacation accrued by the Executive prior to the Effective Date), subject to the applicable accrual maximums set forth in such plans, policies, programs and practices; provided that such vacation plans, policies, programs and practices may be amended, revised or eliminated by the Company and/or its affiliates or subsidiaries from time to time in their sole discretion in accordance with the terms of such plans, policies, programs and practices.

(g) Expenses. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive in connection with the Executive’s employment in accordance with the Company’s reimbursement policies, practices and procedures applicable to similarly situated executives of the Company’s Capital Markets business; provided that such reimbursement policies, practices and procedures may be amended, revised or eliminated by the Company and/or its affiliates or subsidiaries from time to time in their sole discretion in accordance with the terms of such policies, practices and procedures.

4. Termination of Employment. (a) Death or Disability. The Executive’s employment shall terminate automatically upon the Executive’s death during the Employment

Period. If the Company determines in good faith that Disability (as defined below) of the Executive has occurred during the Employment Period, the Company may terminate the Executive’s employment. For purposes of this Agreement, “Disability” shall mean the inability of the Executive to perform his duties or fulfill his responsibilities under this Agreement, with reasonable accommodation (unless the Executive elects not to accept reasonable accommodation), for a period of 120 or more consecutive days, or for a period of 120 or more intermittent days during any one-year period, by reason of any physical or mental incapacity, disability or illness, the existence of which is confirmed by a physician selected by the Company or its insurers and reasonably acceptable to the Executive or the Executive’s legal representative.

(b) Cause. The Company may terminate the Executive’s employment at any time during the Employment Period for Cause or not for Cause; provided that before any termination for Cause is implemented by the Company, Executive shall be permitted to be heard before five members of the Company’s Executive Committee, one of which will be the head of the Human Resources for the Company. For purposes of this Agreement, “Cause” shall mean:

(i) the Executive’s refusal or failure to perform the material duties of his employment (other than by reason of any physical or mental incapacity, disability or illness of the Executive, the existence of which is confirmed by a physician selected by the Company or its insurers and reasonably acceptable to the Executive or the Executive’s legal representative), provided that such Cause shall be deemed to occur only after the Company provides notice thereof to the Executive specifying in reasonable detail the conduct constituting Cause, and the Executive fails to cure and correct his conduct within fifteen (15) business days after receiving such notice;

(ii) the Executive’s material violation of any law, rule, regulation or by-law of any securities exchange or association or other regulatory or self-regulatory body or agency applicable to the Company or any of its affiliates or subsidiaries and applicable to the Executive;

(iii) the Executive’s material violation of any compliance or risk management rule(s), policy(ies), direction(s) or restriction(s) of the Company or any of its affiliates or subsidiaries applicable to the Executive, or the Executive’s material violation of any human resources rule(s), policy(ies), direction(s) or restriction(s) of the Company or any of its affiliates or subsidiaries applicable to the Executive relating to harassment or discrimination, as such rules, policies, directions or restrictions are and/or may be established by the Company, or any of its affiliates or subsidiaries, from time to time;

(iv) the Executive’s committing any act of fraud or embezzlement;

(v) the Executive’s engaging in any material dishonest conduct or material unethical business conduct; provided that if the dishonest or unethical business conduct engaged in by the Executive does not relate to the Company, materiality will be determined with reference to the effect of the conduct (including publicity regarding the conduct) on the Company’s reputation or business;

(vi) the Executive’s material breach of any of the provisions of Section 7 of this Agreement (excluding Section 7(d));

(vii) the Executive’s conviction of, or plea of guilty or nolo contendere to a felony (except for traffic-related felonies not involving serious injury or death to a person and not resulting in incarceration of the Executive);

(viii) the Executive’s abuse of alcohol or drugs that materially interferes with the Executive’s performance of his duties; or

(ix) an uncurable loss by the Executive of any license or registration that is necessary for the Executive to perform the duties contemplated by this Agreement or assigned to the Executive pursuant to this Agreement, or the imposition by a self-regulatory organization of special supervision or other special requirements as prerequisites for maintaining any license or registration that is necessary for the Executive to perform the duties contemplated by this Agreement or assigned to the Executive pursuant to this Agreement, or the commission of any act or occurrence of any event that would be reasonably likely to result in the statutory disqualification of the Executive from being employed or otherwise associated with a broker-dealer.

(c) Good Reason. The Executive may resign at any time during the Employment Period with or without Good Reason (as defined below), provided that Good Reason shall be deemed to occur in each event only after the Executive provides notice to the Company within thirty (30) calendar days of the Executive’s knowledge of the occurrence of any event or events which Executive believes constitutes Good Reason for his resignation, specifying in reasonable detail the conduct constituting Good Reason, and the Company fails to cure and correct its conduct within fifteen (15) business days after receiving such notice. Subject to the foregoing, for purposes of this Agreement, “Good Reason” shall mean, without the Executive’s prior written consent:

(i) the relocation of the Executive’s place of employment to a location in excess of thirty-five (35) miles from the place of the Executive’s employment set forth on Exhibit A; provided that the Executive’s relocation to Manhattan, New York shall not constitute Good Reason for purposes hereof;

(ii) the failure to pay the Executive’s Total Annual Cash Compensation;

(iii) a material diminution in the Executive’s title, position, duties, responsibilities (including responsibilities for direct reports) or reporting relationship from those contemplated by the Agreement;

(iv) a material breach of Section 3, 7 (excluding Section 7(d)), or 9 of the Agreement by the Company; or

(v) any failure by the Company to comply with and satisfy Section 8(c) of this Agreement.

The Executive’s physical or mental incapacity following the occurrence of an event or events described in any of the clauses of this Section 4(c) for which the Executive has provided the requisite notice to the Company shall not affect the Executive’s ability to terminate employment for Good Reason or the Company’s right to cure and correct its conduct. Notwithstanding anything to the contrary provided herein, the Company’s placement and maintenance of the Executive on administrative leave with pay for a period the Company reasonably deems necessary will not constitute Good Reason if (A) the Executive is indicted for a felony or otherwise becomes a specific subject of an investigation or proceeding by any securities exchange or association or other regulatory or self-regulatory body or agency applicable to the Company or any of its affiliates or subsidiaries (it being understood that an informational request (including without limitation such a request to review the Executive’s electronic mail or other communications) or a general investigation into the conduct of the Company’s or the Company’s Capital Markets business shall not alone be grounds to place the Executive on such leave), and (B) during such period of paid administrative leave, the Company and the Executive shall continue to be required to fulfill all of their obligations under this Agreement (except for obligations which cannot be fulfilled by virtue of the leave (e.g., day-to-day work responsibilities or other duties)) unless and until the Employment Period concludes and (C) in the event that the Executive’s administrative leave or employment shall not have been sooner terminated, the Executive’s period of administrative leave shall end and the Executive shall be permitted to return to work upon (x) the determination by a court or agency of competent jurisdiction that the Executive is not guilty of the felony for which he had been indicted or, if sooner, when such charges giving rise to the indictment have been dropped, or (y) the conclusion of the investigation or proceeding by the regulatory or self-regulatory body or agency.

(d) Notice of Termination. Any termination by the Company or by the Executive shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 12(e) of this Agreement. For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than thirty days after the giving of such notice). The failure by the Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not constitute a waiver of any right of the Executive or the Company, respectively, hereunder or preclude the Executive or the Company, respectively, from asserting such fact or circumstance in enforcing the Executive’s or the Company’s rights hereunder.

(e) Date of Termination. During the Employment Period, “Date of Termination” means (i) if the Executive’s employment is terminated by the Company with or without Cause, or by reason of the Executive’s Disability, or by the Executive with or without Good Reason, the Date of Termination shall be the date that the Executive or the Company, as applicable, receives the Notice of Termination, and (ii) if the Executive’s employment is terminated by reason of death, the Date of Termination shall be the date of death of the Executive. Following the Employment Period, “Date of Termination” means either the date on which the Company notifies the Executive of such termination or the date on which the

Executive notifies the Company of such termination, as applicable. Upon the Date of Termination of Executive’s employment with the Company for any reason, Executive shall be deemed to have resigned from any and all offices and directorships then held with the Company of any of its affiliates or subsidiaries.

5. Obligations of the Company upon Termination. (a) Good Reason; Other Than for Cause, Death or Disability. If, during the Employment Period, (I) the Company shall terminate the Executive’s employment other than for Cause, death or Disability or (II) the Executive shall terminate his employment for Good Reason, then except as otherwise provided in Section 5(f), this Agreement shall terminate, the parties shall execute the mutual releases set forth below and in lieu of and not in addition to any other severance pay or benefits for which he may be eligible from the Company or SoundView, or any of their respective affiliates or subsidiaries:

(i) the Company shall pay to the Executive in a lump sum in cash the aggregate of the following amounts; provided, that amounts described in Section 5(a)(i)(A) shall be paid within 10 business days after the Date of Termination and amounts described in Section 5(a)(i)(B) and (C) shall be paid within 10 business days after the Date of Termination or, if later, the Executive’s execution of the mutual release described below and the expiration of any revocation period contained therein; provided, however, that if the Company refuses to execute such mutual release, the Executive’s obligation to execute and not revoke the release as a precondition to receiving severance benefits shall terminate:

A. the sum of (1) the Executive’s unpaid Annual Base Salary and any accrued but unpaid vacation pay through the Date of Termination, (2) the Executive’s business expenses that are reimbursable pursuant to Section 3(g) that have not yet been reimbursed, and (3) to the extent not theretofore paid, the Executive’s Annual Bonus for the calendar year immediately preceding the calendar year in which the Date of Termination occurs or, if applicable, the 2003 Bonus (the sum of the amounts described in clauses (1), (2) and (3), shall be hereinafter referred to as the “Accrued Obligations”);

B. a pro-rata portion of the Executive’s Total Annual Cash Compensation for the calendar year in which the Date of Termination occurs, if any, which shall be an amount equal to the difference between (A) the product of (x) the Executive’s Total Annual Cash Compensation for the calendar year in which the Date of Termination occurs and (y) a fraction, the numerator of which is the number of days in the calendar year in which the Date of Termination occurs through the Date of Termination, and the denominator of which is 365 and (B) the Annual Base Salary previously paid to the Executive by the Company through the Date of Termination for the calendar year in which the Date of Termination occurs;

C. the Severance Amount set forth on Exhibit A; and

(ii) for the number of years set forth on Exhibit A commencing on the Date of Termination (the “Continuation Period”), the Company shall continue to provide the benefits described in the first sentence of Section 3(e) to the Executive and his spouse and dependents on the same basis such benefits were provided to the Executive immediately prior to the Date of Termination and at a cost to the Executive that shall not exceed the cost to similarly situated executives of the Company’s Capital Market’s business for receiving such benefits, following which time the Executive shall be eligible to elect to continue such health continuation coverage under the federal law known as “COBRA”, codified at Section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”), at his own expense, provided that the Company’s obligation under this Section 5(a)(ii) shall terminate as of the date and in the event Executive becomes eligible for such benefits with another employer during the applicable period; and

(iii) the Executive’s Retention Award shall immediately vest in full and no longer be subject to restriction (the “Retention Award Benefits”); and

(iv) the Executive shall be credited with age and service with the Company for the Continuation Period for the purposes of each of the Company’s benefit plans other than the Company’s tax-qualified retirement plans; and

(v) to the extent not theretofore paid or provided, the Company shall timely pay or provide to the Executive any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive under any plan, program, policy or practice of the Company and its affiliated companies (other than any severance payment plan) through the Date of Termination (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”).

Except with respect to payments and benefits under Sections 5(a)(i)(A)(1), 5(a)(i)(A)(2), 5(a)(i)(A)(3), 5(a)(iii) and 5(a)(v), all payments and benefits to be provided under this Section 5(a) shall be subject to the Executive’s prior execution of a mutual release substantially in the form attached hereto as Exhibit B and the Executive’s continued compliance with Section 7 of this Agreement; provided, however, that if the Company refuses to execute such mutual release, the Executive’s obligation to execute and not revoke the release as a precondition to receiving severance benefits shall terminate.

(b) Death. If the Executive’s employment is terminated by reason of the Executive’s death during the Employment Period, except as otherwise specifically provided in Section 5(f) below, this Agreement shall terminate without further obligations to the Executive’s legal representatives or beneficiaries under this Agreement, other than for payment of Accrued Obligations and the timely payment or provision of Other Benefits and the Retention Award Benefits. Accrued Obligations shall be paid to the Executive’s estate or beneficiary, as applicable, in a lump sum in cash as soon as administratively practicable following receipt of a death certificate and other necessary information. With respect to the provision of Other Benefits, the term Other Benefits as utilized in this Section 5(b) shall include death benefits as in effect on the date of the Executive’s death with respect to similarly situated executives of the Company’s Capital Markets business and their beneficiaries.

(c) Disability. If the Executive’s employment is terminated by reason of the Executive’s Disability during the Employment Period, except as otherwise specifically provided in Section 5(f) below, this Agreement shall terminate without further obligations to the Executive, other than for payment of Accrued Obligations and the timely payment or provision of Other Benefits and the Retention Award Benefits. Accrued Obligations shall be paid to the Executive (or his legal representative) in a lump sum in cash within 30 days of the Date of Termination. With respect to the provision of Other Benefits, the term Other Benefits as utilized in this Section 5(c) shall include, and the Executive shall be entitled to receive, disability and other benefits as in effect on the Date of Termination with respect to similarly situated executives of the Company’s Capital Markets business.

(d) Cause; Other than for Good Reason. If the Executive’s employment is terminated by the Company for Cause or the Executive terminates his employment without Good Reason during the Employment Period, except as otherwise specifically provided in Section 5(f) below, this Agreement shall terminate without further obligations to the Executive other than for payment of the Accrued Obligations and the timely payment or provision of Other Benefits.

(e) After the Employment Period. Except as otherwise expressly provided in Section 5(f) below, this Agreement and the parties’ rights and obligations hereunder shall terminate on the last day of the Employment Period and the Executive’s employment with the Company thereafter shall be at-will and may be terminated by either the Company or the Executive at any time, for any reason, with or without cause and with or without prior notice without further rights of or obligations to the Executive, other than for payment of the Accrued Obligations and the timely payment or provision of Other Benefits, except that in the event of the termination of the Executive’s employment by the Company without Cause, termination of the Executive’s employment by reason of the Executive’s death or Disability or the resignation by the Executive for Good Reason, in each case, following the Employment Period, the Executive shall receive the Retention Award Benefits.

(f) Effect of Termination of Employment. Upon the expiration of the Employment Period, or if earlier upon termination of the Executive’s employment by either party for any reason, the parties’ rights and obligations under this Agreement shall terminate, except for those rights and obligations set forth in Sections 5, 6, 7, 8, 9, 11, 12, Exhibit B and Exhibit C, which shall survive, if applicable, such termination in accordance with the terms of each such respective Section or Exhibit.

6. Limited Offset; No Mitigation. The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, or other unliquidated claim, right or action that the Company may have against the Executive or others; except that the Company may set off liquidated amounts owed by the Executive to the Company such as loans, advances or expense-related debts. Nothing in this Section is intended to require Company to make payments provided for in this Agreement or otherwise to perform its obligations hereunder if the Company contends such payment or performance is not due pursuant to the terms of this Agreement. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement, and such amounts shall not be reduced whether or not the Executive obtains other employment.

7. Restrictive Covenants. As a material inducement to enter into the Merger Agreement and to cause the Company to employ the Executive hereunder and in consideration of the Company’s employment of the Executive hereunder, the Executive hereby covenants and agrees as follows:

(a) Non-competition. During the Executive’s employment with the Company (or any affiliate or subsidiary thereof) during the Employment Period and for a period of three (3) months following the Date of Termination during the Employment Period for any reason or at the expiration of the Employment Period, the Executive shall not, without the Company’s prior written consent, directly or indirectly, alone or with others, on his own behalf or on behalf of another, engage in or become associated with a Competitive Activity. For purposes of Section 7(a): (i) a “Competitive Activity” means the business of providing sales, research and/or trading services to institutional investors in the United States; and (ii) the Executive shall be considered to have become “associated with a Competitive Activity” if the Executive becomes directly or indirectly involved as an owner, principal, employee, officer, director, independent contractor, representative, stockholder, financial backer or partner with any individual, partnership, corporation or other organization that is engaged in a Competitive Activity; provided that the Executive’s ownership of not more than 5% of any class of the outstanding equity interests of a publicly-traded entity shall not be considered to be “association with a Competitive Activity” so long as the Executive is not otherwise associated with such Competitive Activity. Notwithstanding the foregoing, if the Executive’s employment with the Company is terminated under the circumstances set forth in Exhibit A, the above-described non-competition period following the Date of Termination shall be equal to the period set forth in Exhibit A for such termination in the “Non-Competition Covenants” row.

(b) Non-Solicitation and No-Hire of Employees. During the Executive’s employment with the Company (or any affiliate or subsidiary thereof) and for a period of twelve months following the Date of Termination for any reason, the Executive shall not, without the Company’s prior written consent, directly or indirectly, alone or with others, on his own behalf or on behalf of another: (i) induce, solicit, recruit or hire, or attempt to induce, solicit, recruit or hire, any directors, officers, employees, individual independent contractors or contingent workers of SoundView, the Company, or any of their respective affiliates or subsidiaries or any persons who have worked for or provided services to the Company, SoundView or any of their respective affiliates or subsidiaries in such capacities within the nine-month period immediately preceding the date of such inducement, solicitation, recruiting or such attempted inducement, solicitation, recruiting or hiring or (ii) induce, solicit or encourage or attempt to induce, solicit or encourage any directors, officers, employees, individual independent contractors or contingent workers of the Company, SoundView or any of their respective affiliates or subsidiaries or any persons who have worked for or provided services to the Company, SoundView or any of their respective affiliates or subsidiaries in such capacities within the nine-month period immediately preceding the date of such inducement, solicitation or encouragement or such attempted inducement, solicitation or encouragement, to leave the employment of the Company, SoundView or any of their respective affiliates or subsidiaries.

(c) Confidentiality. The Executive shall hold in a fiduciary capacity for the benefit of the Company, its affiliates and subsidiaries all secret or confidential information, knowledge or data relating to the Company, SoundView or any of their respective affiliates or subsidiaries, and their respective businesses, which information, knowledge or data shall have been obtained by the Executive during the Executive’s employment by the Company, SoundView or any of their respective affiliates or subsidiaries and which information, knowledge or data shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). During the Executive’s employment with the Company and after termination of the Executive’s employment with the Company for any reason, the Executive shall not, without the prior written consent of the Company, as may be appropriate in performing his duties for the Company, or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those persons designated by the Company. The Executive acknowledges that as a condition to his employment hereunder he will be required to execute and abide by the Company’s standard form of Confidentiality, Non-Solicitation and Assignment Agreement (the “Confidentiality Agreement”) attached hereto as Exhibit B, except that Section 6 of the Confidentiality Agreement shall not be applicable to or enforceable against the Executive throughout the Employment Period or following a termination of employment which occurs during the Employment Period. However, in the event that the Executive remains employed with the Company, its affiliates or its subsidiaries after the termination of the Employment Period, then Section 6 shall be enforceable against the Executive thereafter in accordance with its terms and the Executive shall become subject to the Company’s requirements for updates to the Confidentiality Agreement, as well as any other similar such agreements or directives of the Company, its affiliates or subsidiaries applicable to similarly situated executives of the Company, its affiliates or subsidiaries. The covenants and agreements set forth in this Section 7 shall be in addition to and not in substitution of the covenants and agreements set forth in the Confidentiality Agreement. In the event of any conflict between the provisions of the Confidentiality Agreement (as applicable to the Executive pursuant to the sentence before the immediately preceding sentence) and this Section 7, the Company, its affiliates and subsidiaries shall be entitled to the benefit afforded by the provision most protective of the interests of the Company, its affiliates and subsidiaries. Notwithstanding anything contained in any other plan, policy, agreement or arrangement to the contrary, the covenants set forth in this Section 7 shall be the sole non-competition and non-solicitation covenants governing the Executive’s obligations to the Company, SoundView and their respective affiliates and subsidiaries during the Employment Period.

(d) Injunctive Relief. The Executive acknowledges that the restrictive covenants of this Section 7 are a material inducement to the Company’s entering into the Merger Agreement and employment of Executive hereunder. Executive further acknowledges that the restrictions contained in this Section 7 are reasonable in scope and duration, will not prevent Executive from earning a livelihood during the applicable period of restriction, and are necessary to protect the legitimate business interests of the Company, its affiliates and subsidiaries. Executive acknowledges that irreparable injury will result to the Company, its affiliates and/or its subsidiaries and to their respective businesses and properties in the event of any breach by the Executive of any of those covenants for which a remedy at law would be inadequate, and that the Executive’s employment is predicated on the commitments undertaken by the Executive pursuant to this Section 7. Accordingly, Executive acknowledges that the Company and/or its affiliates or subsidiaries shall be entitled, in addition to any other remedies and damages available, to seek injunctive relief against Executive and any person or persons acting for or with the Executive in any capacity whatsoever in the event of any breach or threatened breach by

Executive of the provisions of this Section 7. The provisions of this Section 7 shall remain unmodified and in full force and effect following the termination of Executive’s employment for any reason. It is the intention of the parties to this Agreement that the covenants and restrictions set forth in this Section 7 be given the broadest interpretation permitted by law.

8. Successors. (a) This Agreement is personal to the Executive and without the prior written consent of the Company shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive’s legal representatives.

(b) In connection with the transactions described in Section 8(c), the Company may freely assign its rights and obligations under this Agreement to a successor to the Company’s Capital Markets business, or to the Company, as applicable, without the prior written consent of the Executive. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(c) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company or the Company’s Capital Markets business, to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

9. Indemnification. The Company agrees to provide the Executive with the rights and benefits set forth in Section 6.8 of the Merger Agreement.

10. Further Assurances. Each party hereto shall, whenever and as often as reasonably requested to do so by any party hereto, do, execute, acknowledge, and deliver, or cause to be done, executed, acknowledged, delivered, filed or recorded, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney, instruments, and assurances as such other party may reasonably request in order to carry out fully the terms and provisions of this Agreement.

11. Dispute Resolution.

(a) Except as otherwise provided herein, the Executive and the Company agree that any and all disputes between the Company and the Executive and between the Executive and the Company and/or any of its affiliates or subsidiaries, or their respective employees, officers, directors, agents or assigns, which relate to, arise out of or pertain to the Executive’s employment, separation from employment or the construction or interpretation of this Agreement shall be submitted to and resolved by final and binding arbitration. The arbitration shall be instead of any civil litigation; this means that the Executive and the Company are each waiving any rights to a jury trial.

(b) The Executive and the Company expressly understand and agree that there will be no court or jury trial of disputes between them arising out of or in connection with this

Agreement, the Executive’s employment or separation from employment, including, but not limited to, claims under federal, state or local laws prohibiting employment discrimination. The only disputes not covered by this agreement to arbitrate are actions for injunctive relief brought by either the Executive or the Company and/or any of its affiliates or subsidiaries concerning the rights and obligations set forth in Section 7 above. Furthermore, claims for unemployment insurance benefits, for workers’ compensation insurance benefits, and for benefits under any ERISA-governed employee benefit plan(s), shall be resolved pursuant to the claims procedures under such benefit plans, notwithstanding this agreement to arbitrate.

(c) All disputes between the parties which are covered by this agreement to arbitrate and which cannot be resolved within two weeks after a demand for direct negotiation between the parties shall be submitted to binding arbitration in northern New Jersey under the Commercial Arbitration Rules of the American Arbitration Association before a panel of three (3) neutral arbitrators selected under said Rules. Each party agrees to bear his or its own attorneys’ fees and costs in connection with such arbritration.

(d) The Executive and the Company knowingly and voluntarily agree to this arbitration provision. A decision in arbitration shall be final and binding.

(e) Any action to confirm an arbitration award hereunder must be filed in a court having jurisdiction and located in the State of New Jersey or in any state or foreign country in which the Executive resides and that also has personal jurisdiction over both parties; provided that both parties stipulate that personal jurisdiction exists over them in New Jersey.

12. Miscellaneous. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without reference to the choice of law principles thereof. Subject to the provisions of Section 11, any and all actions arising out of this Agreement shall be brought and heard in the state and federal courts of the State of New Jersey, and the parties hereby irrevocably submit to the exclusive jurisdiction of such courts, and consent to the jurisdiction and proper venue of any such courts for purposes of this Section 12(a). The parties further agree to waive any claim that such action has been brought in an inconvenient form and to waive their respective rights to trial by jury.

(b) The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

(c) If any one or more of the provisions contained in this Agreement should be held to be invalid, illegal or unenforceable as to any party or in any jurisdiction, then such provision or provisions only shall be deemed invalid, illegal or unenforceable without affecting or otherwise impairing the enforceability of the remaining provisions contained herein and without affecting or otherwise impairing the enforceability of the same provisions in this Agreement with respect to any other party or in any other jurisdiction. If any of the covenants contained in Sections 7 or 11 of this Agreement are held to be invalid, illegal or unenforceable for any reason, the parties agree that the judicial body making such determination shall have the power to reform that provision only to the limited extent required to make the provision enforceable, and as reformed, such provision shall then be enforceable and shall be enforced.

(d) From and after the Effective Date, this Agreement together with its Exhibits, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect thereto. Executive further acknowledges and agrees that the Prior Agreement has terminated and he has no further rights thereunder, that all obligations of SoundView (including but not limited to any obligations of the Company as a successor thereto) to the Executive thereunder have been fully satisfied and that neither the Company, SoundView nor any of their respective affiliates or subsidiaries has any obligations to Executive thereunder. This Agreement may not be amended or modified in any manner except in a writing specifically stating that it amends or modifies this Agreement, signed by the Executive and either the Chief Executive Officer or the Chief Financial Officer of the Company.

(e) All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive: At the most recent address on file at the Company.

If to the Company:

The Charles Schwab Corporation

120 Kearny Street

San Francisco, California 94108

Attention: Christopher V. Dodds,

Executive Vice President and Chief Financial Officer

with a copy to

Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation

Three Embarcadero Center

Seventh Floor

San Francisco, California 94111

Attention: Lawrence B. Rabkin

Fax: (415) 217-5910

If to SoundView:

SoundView Technology Group, Inc.

1700 East Putnam Avenue

Old Greenwich, Connecticut 06870-1333

Attention: John Hervey

With a copy to the Company.

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(f) The Company may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(g) Notwithstanding anything to the contrary herein, the parties are expressly authorized to disclose the tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4(c)) of the compensatory arrangements which are the subject of this Agreement; provided, however, that such disclosure shall not include the identities of the parties or the actual amounts of the compensatory benefits. The parties further agree that each is authorized to disclose whatever information (but only such information) as may be necessary and/or required such that the transactions provided in this Agreement are not “confidential transactions” within the meaning of Treasury Regulation Section 1.6011-4(b)(3), as such regulation may be amended, modified or clarified. The parties further understand that there are no limits on the ability of either party to consult such party’s own independent tax advisor regarding the tax treatment or tax structure of the compensatory arrangements between the parties. Nothing in this paragraph is intended to preclude the Company from making any and all terms of the Agreement public if the Company determines to do so.

(h) The Executive’s or the Company’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder, including, without limitation, the right of the Company to terminate the Executive’s employment with Cause pursuant to Section 4(b) of this Agreement or the right of the Executive to terminate employment for Good Reason pursuant to Section 4(c) of this Agreement, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

(i) This Agreement may be executed in separate counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Executive has hereunto set the Executive’s hand and, pursuant to the authorization from its Board of Directors, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

EMPLOYEE

/s/ MARK F. LOEHR

THE CHARLES SCHWAB CORPORATION

By	/s/ CHRISTOPHER V. DODDS

SOUNDVIEW TECHNOLOGY GROUP, INC.

By	/s/ MARGOT LEBENBERG

Exhibit A

Name:	Mark Loehr

Prior Agreement Date:	March 8, 1999

Termination Date of Prior Agreement:	March 8, 2002

Anniversary of the Effective Date on which Employment Period ends:	Second

Position:	Chief Executive Officer of SoundView; Executive Vice President of the Company; in charge of Research/Sales/Equity Capital Markets; Co-head of Sales Trading of Company/SoundView Capital Markets. Six months after Effective Date, will have 51/49 decision authority on account assignments. The Executive’s titles that relate solely to SoundView shall be applicable only while the broker-dealer entity of SoundView is in existence.

Reporting Person:	Lon Gorman

Location:	Jersey City, New Jersey

Annual Base Salary:	$200,000

Total Annual Cash Compensation:	$500,000

Retention Award:	$2,400,000

Severance Amount (Section 5(a)(i)(B)):	$2,500,000

Continuation Period:	2 Years

Non-Competition Covenant Period:

Termination by Executive with Good Reason: 12 months

Termination by Executive without Good Reason: 3 months

Termination by the Company for Cause: 3 months

Termination by the Company without Cause: 6 months

Exhibit B

Mutual Release

SEPARATION AGREEMENT, RELEASE AND WAIVER OF CLAIMS

This Separation Agreement, Release and Waiver of Claims (“Agreement”) is entered into by and between [Executive] (hereafter referred to as “Executive”), on the one hand, and The Charles Schwab Corporation, its subsidiaries and affiliates and their respective predecessors, successors and assigns (hereafter referred to as the “Company”), on the other hand, dated as of [the date by which both parties have executed the Agreement] (the “Execution Date”) and effective upon the expiration of the Revocation Period described in paragraph              below (the “Effective Date”). Together, Executive and the Company shall be referred to herein as “the Parties”. Capitalized terms not otherwise defined herein shall have the meaning set forth in [title of employment agreement] dated as of [effective date] (the “Employment Agreement”), a true and correct copy of which is attached hereto as Exhibit A.

1) Executive’s employment with the Company terminated effective [date] (the “Date of Termination “) and [Executive acknowledges and agrees that he has received:

(a) all Annual Base Salary due through and including the Date of Termination, including any accrued but unused vacation (less all applicable deductions);

(b) all outstanding business expense reimbursements due through and including the Date of Termination; and

(c) to the extent not heretofore paid, the Annual Bonus for the immediately preceding calendar year and, if any, the 2003 Bonus.

Executive further acknowledges and agrees that, except as otherwise specifically provided in this Agreement or as contemplated by Section 5(a)(v) of the Employment Agreement, all benefits and perquisites of employment with the Company ceased as of the Date of Termination.]i

2) The parties have agreed that for purposes of the Employment Agreement, Executive’s termination from employment is [without Cause/for Good Reason]. In accord with Paragraph 5(a) of the Employment Agreement, and subject to Executive’s compliance with his post-employment obligations set forth in Section 7 and Exhibit C to the Employment Agreement, Executive’s release and waiver of claims in Paragraph 5 below, the Company will provide the consideration described in Sections 5(a)(i)(B), 5(a)(i)(C), 5(a)(ii), 5(a)(iii), 5(a)(iv) of the Employment Agreement to Executive (the “Consideration”), to which he is not entitled in the absence of execution of this Agreement. Executive understands and agrees that the Consideration is in lieu of and a substitute for any severance benefits he may have been eligible to receive under The Charles Schwab Corporation’s Severance Pay Plan or under any other

[i]	To be conformed to actual facts and circumstances.

severance or termination pay or benefits for which he may be eligible from the Company or any of its affiliates or subsidiaries. Executive expressly agrees that he waives any such rights or benefits in exchange for the rights and benefits provided under this Agreement.

3) Executive has the right to consult an attorney before executing this Agreement and the general release and waiver of claims contained herein (the “Release”). Pursuant to the Age Discrimination in Employment Act of 1967 (“ADEA”), 29 U.S.C. §621 et seq., as amended by the Older Workers Benefit Protection Act, the Company hereby advises him to do so.

4) In order to receive the benefits described herein, Executive must sign and return this Agreement no later than [date], which is twenty-one (21) days after its delivery to him, although he may sign and return this Agreement before that date if he chooses to do so.

5) RELEASES AND WAIVER OF CLAIMS

a. Executive, on behalf of himself, his heirs, executors, representatives, successors and assigns, hereby fully waives, releases, and forever discharges the Company and all of the Company’s affiliates, subsidiaries, divisions, parent corporations, and their respective successors, directors, officers, shareholders, investors, agents and employees, past, present, and future, and each of them (referred to collectively as “Releasees”) from any and all claims, actions, causes of action, suits, debts, accounts, controversies, agreements, promises, damages, and demands whatsoever, in law or in equity, whether or not known, suspected or claimed, which Executive has or hereafter may have against the Releasees up to and including the date hereof, including but not limited to claims for attorneys’ fees and costs, and causes of action with respect to, or arising out of, Executive’s employment with or separation from employment with the Company. This release includes, but is not limited to, claims arising under many different laws (including statutes, regulations, other administrative guidance, and common law doctrines), such as: claims for any implied or express contract or covenant (including but not limited to the Employment Agreement except for exclusions provided in this Agreement); claims for promissory estoppel; claims for entitlement to any pay or benefits (other than the pay and benefits promised in Paragraph 2); claims for wrongful denial of insurance and employee benefits; claims for wrongful termination, public policy violations, defamation, invasion of privacy, fraud, misrepresentation, emotional distress or other common law or tort claims; claims for harassment, retaliation, or discrimination based on sexual orientation, age, race, color, religion, sex, national origin, ancestry, physical or mental disability, medical condition, marital status, union activity or veteran status; claims under California Labor and Government Codes and [analogous law of applicable state(s) of employment];i claims based upon the California and [applicable state(s) of employment] or Federal Constitutions; any claims based on legal restrictions on the Company’s right to terminate, not to hire or promote employees, or to change an employee’s compensation; and claims based on any federal, state or other governmental statute, regulation,

[i]	The analogous state law provisions for the state or states in which Executive was employed during the Employment period will be supplied at such time as the Agreement is prepared for execution.

or ordinance, including, without limitation: Title VII of the Civil Rights Act of 1964, as amended; Sections 1981 and 1983 of the Civil Rights Act of 1866; Executive Order 11, 246; the California Fair Employment and Housing Act and [analogous law of applicable state(s) of employment]; the Equal Pay Act, 29 U.S.C. sec. 206(d)(1); the Fair Labor Standards Act of 1938; the Age Discrimination in Employment Act; the Americans With Disabilities Act and sections 503 and 504 of the Rehabilitation Act of 1973; the Labor Management Relations Act; the Family Medical Leave Act; the California Family Rights Act; and [analogous law of applicable state(s) of employment] and the Employee Retirement Income Security Act. It is expressly understood that among the various rights waived by Executive in this release are those arising under the Age Discrimination in Employment Act of 1967 (29 U.S.C. section 621, et seq.) as amended.

b. In consideration of Executive entering into this Agreement, the Company, on behalf of itself and all of the Company’s affiliates, subsidiaries, divisions, parent corporations (but not with respect to claims of the parent corporation prior to such parent corporation’s affiliation with the Company), and their respective successors, assigns and directors (in their capacities as such), past, present, and future, and each of them (collectively, “Company Releasors”), hereby fully waive, release and forever discharge Executive, heirs, executors, successors and assigns (referred to collectively as “Company Releasees”) from any and all claims, actions, causes of action, suits, debts, accounts, controversies, agreements, promises, damages, and demands whatsoever, in law or in equity, whether or not known, suspected or claimed, which the Company Releasors have or hereafter may have against the Company Releasees up to and including the date hereof, including but not limited to claims for attorneys’ fees and costs, and causes of action with respect to, or arising out of, Executive’s employment with or separation from employment with the Company. This release includes, but is not limited to, claims arising under many different laws (including statutes, regulations, other administrative guidance, and common law doctrines), such as: claims for any implied or express contract or covenant (including but not limited to the Employment Agreement except for exclusions provided in this Agreement); claims for promissory estoppel; public policy violations, defamation, invasion of privacy, fraud, misrepresentation, emotional distress or other common law or tort claims; claims under California Labor and Government Codes [analogous law of applicable state(s) of employment]; claims based upon the California [analogous law of applicable state(s) of employment] or Federal Constitutions; and claims based on any federal, state or other governmental statute, regulation, or ordinance.

c. The releases contained in Paragraph 5(a) and Paragraph 5(b) (the latter, the “Company Release”) include, but are not limited to, all claims arising out of the negotiation and execution of the Employment Agreement and this Agreement and all claims arising out of or relating to any acts or omissions of the Releasees or the Company Releasees, or anyone connected with them.

d. Notwithstanding any other provision of this Agreement, neither the Release nor the Company Release apply to (i) any right or claim that arises after the Effective Date; (ii) the terms of this Agreement; (iii) any right that the parties may have with respect to Executive’s rights or claims pursuant to Section 5(a)(v) of the Employment Agreement, or Company’s rights or claims pursuant to any plan, program policy or practice of the Company and its affiliated companies referenced in Section 5(a)(v) of the Employment Agreement; (iv)

Executive’s eligibility for indemnification in accordance with applicable laws or the certificate of incorporation or bylaws of the Company, or any applicable insurance policy with respect to any liability Executive incurred in the course and scope of his employment or as an officer of the Company; (v) the parties’ rights under Sections 7, 9, or 11 of the Employment Agreement; (vi) any claim reduced to judgment but not collected prior to execution of this Agreement; (vii) any claim arising out of Executive’s fraud, embezzlement or theft against the Company, if the facts underlying such fraud, embezzlement or theft are unknown to the Company at the Date of Termination of Executive; or (viii) any rights or claims under the ADEA that may arise after the date Executive executes this Agreement.

e. It is possible that other injuries or damages not now known to Executive or to the Company will develop or be discovered after the date of this Agreement, and this Agreement is expressly intended to cover and include all such injuries or damages, including all rights of action therefor which arise out of or relate to, directly or indirectly, the claims released by this Agreement or to the Executive’s employment with or separation from the Company. Executive and the Company hereby expressly, knowingly, and voluntarily waive the provisions of Section 1542 of the California Civil Code and any similar provision of any other state or federal law now in effect or in effect in the future. Section 1542 provides as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

Neither Executive nor the Company will sue or initiate against the Releasees or the Company Releasees, respectively, any action or proceeding, or participate in same, individually or as a member of a class, under any contract (express or implied), law, or regulation, federal, state, or local, pertaining in any manner whatsoever to the released claims. Executive and the Company each specifically warrant and represent that neither he or it has any pending complaint or charge against the other party or against the Releasees or Company Releasees, respectively, in any state or federal court or any local, state or federal agency based on Executive’s employment with the Company or on any other events occurring prior to the execution of this Agreement. In the event any local, state or federal agency independently pursues an investigation or claim relating to Executive’s employment, Executive acknowledges and agrees that he will be due no compensation or payment of any kind in connection with such investigation or claim.

7) Executive warrants and represents that he has not assigned or transferred to any person not a party to this Agreement any released claim or portion thereof. The Company warrants and represents that it has not assigned or transferred to any person not a party to this Agreement any released claim or portion thereof.

8) The terms of this Agreement shall be confidential until such time, if any, that the Company is required by applicable law to make it public. So long as the Agreement is not made public by the Company, the parties hereto will not disclose the terms of this Agreement (i) to any one other than their respective attorney(s), financial consultants, tax advisor(s), and, in the case of Executive, immediate family members, each of which shall be instructed to maintain the confidentiality of this Agreement or (ii) except as required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with actual or apparent jurisdiction to order Executive or the Company to disclose or make accessible any information or (iii) with respect to any other litigation, arbitration or mediation involving this Agreement, including, but not limited to, the enforcement of this Agreement. Notwithstanding anything to the contrary herein, the parties are expressly authorized to disclose the tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4(c)) of the compensatory arrangements which are the subject of this Agreement; provided, however, that such disclosure shall not include the identities of the parties or the actual amounts of the compensatory benefits. The parties further agree that each is authorized to disclose whatever information (but only such information) as may be necessary and/or required such that the transactions provided in this Agreement are not “confidential transactions” within the meaning of Treasury Regulation Section 1.6011-4(b)(3), as such regulation may be amended, modified or clarified. The parties further understand that there are no limits on the ability of either party to consult such party’s own independent tax advisor regarding the tax treatment or tax structure of the compensatory arrangements between the parties.

9) Nothing in this Agreement is intended to be nor will it be alleged to constitute evidence of or be an admission by either party of any liability, omission, or wrongdoing or any kind whatever, nor shall this Agreement be offered or received into evidence or otherwise filed or lodged in any proceeding against the Company or any of the Releasees, except as may be necessary to prove the terms of this Agreement or to enforce the same.

10) Executive agrees that he will continue to cooperate with the Company in all inquiries and/or investigations (internal, regulatory or otherwise, including but not limited to any Company investigation into Compliance or other policy violations [and, for Loehr only, the IPO cases]) and on all claims or pending or future litigation or arbitration pertaining to Company’s business or relationships with respect to which the Executive has relevant information, regardless of whether the Company is or becomes a named party, to the extent reasonably requested by the Company taking into account Executive’s personal and business activities. Executive acknowledges and agrees that such cooperation may include, but shall in no way be limited to, being available for an interview with the Company or its attorneys and representatives, providing to the Company any documents in his possession or under his control relating to the litigation, arbitration, or investigatory matter, and providing truthful sworn statements in connection with the litigation, arbitration, or investigatory matter. Executive also agrees, upon reasonable request by the Company taking into account Executive’s personal and business activities, to provide information to the Company that he learned during the course of his employment relationship with the Company relating to the transition of his duties and responsibilities to other employees. If Executive is served with process concerning any matter in which the Company has an interest, Executive agrees to promptly notify the Company. The Company will reimburse Executive for reasonable travel expenses incurred in connection with cooperation pursuant to this Paragraph 11 in accordance with the Company’s travel policies then in effect. The Company will will reimburse Executive for all reasonable costs and expenses (including reasonable attorneys’ fees if Executive determines that separate representation is necessary) that he incurs in connection with any such investigation or proceeding. Any cooperation provided hereunder shall neither exceed [3] days per month nor [15] days per calendar year. The Company confirms its expectation that Executive will provide truthful information in accordance with this Paragraph 11.

11) Executive represents that, except for injuries which were the basis for workers’ compensation claims he already has asserted against the Company, he has not suffered any job-related wrongs or injuries for which he would be entitled to compensation or relief, such as an injury for which he could receive a worker’s compensation award in the future. Executive acknowledges that the Company relied on this representation in entering into this Agreement.

12) Executive acknowledges and agrees to abide by his on-going post-employment obligations pursuant to Section 7 of and Exhibit C to his Employment Agreement. Executive further acknowledges and agrees that the Company shall be entitled to recoup Consideration granted to Executive as described in Paragraph 2 of this Agreement in the event Executive materially breaches any covenant or obligation to the Company under Section 7 of the Employment Agreement or Exhibit C to the Employment Agreement during the one year period following the Date of Termination, except for $1,000.00 which Executive may retain. The releases contained in Paragraph 5 and all other obligations of Executive under this Agreement shall continue to remain in effect even after any such breach by Executive.

13) Executive and the Company acknowledge that each is entering into this Agreement, freely, knowingly, and voluntarily, with a full understanding of its terms.

14) In executing this Agreement, the parties each acknowledge that they each has done so after independent investigation, and without fraud, duress, or undue influence.

15) One purpose of this Agreement is to ensure a full and permanent separation of Executive from the Company and the other Releasees. Accordingly, Executive expressly acknowledges and agrees that he has no right to any employment or reemployment, now or in the future, with the Company or any of the other Releasees. Executive also represents and warrants that he has returned to the Company any and all Company property, including all originals and copies of documents (including hard copy and electronic documents, disks and files) that he received, obtained and/or created as part of his employment (excluding information he received about his insured benefits), computers, computer software and/or hardware, computer disks, building access cards, identity badges, cell phones, Company-sponsored credit cards and/or calling cards, pagers, and any other tangible or intangible things belonging to the Company or and of the other Releasees which are in his possession or control; provided that Executive shall be entitled to retain (i) information showing his compensation or relating to reimbursement of expenses and (ii) information that he reasonably believes may be needed for tax purposes, and shall be entitled to remove his personal possessions from his office.

16) [Arbitration provision to be the same as that in the Employment Agreement]

17) This Agreement constitutes the entire agreement between the Parties with respect to the subject hereof and supersedes all prior or contemporaneous agreements, representations or understandings with respect thereto. This Agreement is severable: if any provision or a portion of a provision is found legally unenforceable or invalid, the remaining portions and provisions of this Agreement shall not be affected thereby but rather shall remain enforceable and shall be enforced to the full extent of the law. This Agreement may not be changed orally but only in a writing signed by Executive and either the Chief Executive Officer or the Chief Financial Officer of the Company. This Agreement shall be construed under and governed by the laws of the State of New Jersey without reference to the choice of law principles thereof. This Agreement may be signed in counterparts, each of which shall be deemed an original of one and the same agreement, and facsimile signatures shall be acceptable as originals

18) Executive shall have up to seven (7) days from the date immediately following his execution of this Agreement during which he may revoke his acceptance (the “Revocation Period”). Any such revocation must be communicated to the Chief Executive Officer of the Company or Chief Financial Officer of the Company in writing within the Revocation Period. Executive hereby is advised in writing that this Agreement shall not become effective or enforceable, and he shall be entitled to no Consideration under Paragraph 2 of this Agreement until the Revocation Period has expired.

Date: [month] , 200[ ]
EXECUTIVE

THE CHARLES SCHWAB CORPORATION

Date: [month] , 200[ ]
[Chief Executive Officer or Chief Financial Officer of the Company]

Exhibit C

Confidentiality Agreement

[CHARLES SCHWAB GRAPHIC HERE]

Attached to this Notice is a Confidentiality, Nonsolicitation and Assignment Agreement for your review and signature. As a Schwab employee, your job duties will involve working with or otherwise being exposed to information that is extremely valuable to our customers and Schwab. In summary, the attached Agreement explains what is expected of employees regarding the aspects of our business that are to be kept confidential, as well as Schwab’s interest in ideas and inventions generated by our employees. It lets you know what can and cannot be done with confidential information while you are a Schwab employee and after you leave that employment. The letter also contains information about permissible and impermissible solicitation of customers and employees and asks you to confirm that you do not have any agreements with prior employers that might impair your ability to do your job here. The Agreement also asks you to let prospective and/or future employers know about this Agreement with us in the event your employment with us ends at some future time.

It is important that you read the entire Agreement before you sign it. There are important interests involved; and, as previously stated, signing the Agreement is a condition of employment and continued employment. Please refer to your offer letter for instructions about returning the original signed Agreement to Schwab. Also, please be sure that you sign the Agreement on page 3 and place your initials where indicated on page 3. And do not hesitate to call your Schwab contact if you have questions.

Thank you.

Confidentiality, Nonsolicitation and Assignment Agreement

In consideration of my employment, receipt of the information described in paragraph 1 below and other employment benefits, and/or continued employment by Charles Schwab & Co., Inc., its parent company(ies) and/or its/their subsidiaries, affiliates, joint venturers, and successors (“Schwab”), and for other valuable consideration, the adequacy and receipt of which I acknowledge, I agree to abide by this Agreement during and after my employment with Schwab.

1.	I understand and agree that, during and related to my employment with Schwab, I will obtain, and/or have access to, certain information which is confidential and/or proprietary to Schwab (“Confidential Information”), I understand that Confidential Information includes, but is not limited to:

a.	trade secrets, information about products and services (past, current or future), know-how, techniques, computer passwords, computer software designs, hardware configurations, policies and procedures, and research projects;

b.	market, financial, trade, and sales information and data, financial models or formulas, business plans, financial and business forecasts and estimates, and information about costs and profits;

c.	the identities of Schwab customers and prospective customers (including, but not limited to, names, addresses, telephone numbers and/or Social Security numbers); any account; personal, business, financial and other information pertaining to such customers and prospective customers; and customer and prospective customer lists in any form;

d.	account, personal or financial information pertaining to current and former employees of Schwab; business, financial, and other information pertaining to Schwab’s vendors and independent contractors; and any lists of employees, vendors and/or independent contractors;

e.	all Developments, as defined in paragraph 3 below, and all information that relates to Developments; and/or

f.	all information that Schwab has a legal obligation to treat as confidential, or that Schwab treats as proprietary or designates as confidential or for internal use only, whether or not owned or developed by Schwab.

2.	I understand and agree that Schwab owns all such Confidential Information and desires (or is under legal obligations, in the case of information owned by others) to protect its confidential and proprietary nature. 1 will not, for any purpose, directly or indirectly, disclose, reproduce, use, or disseminate in any manner during or after my employment with Schwab any Confidential Information unless: (a) such disclosure is required in the ordinary course of my duties at Schwab and necessary for me to perform my duties; or (b) I have received advance written consent from an authorized officer of Schwab. I will promptly notify Schwab if I become aware of or suspect any unauthorized (whether intentional or accidental) use or disclosure of Confidential Information.

3.	I will promptly disclose in confidence to Schwab all inventions, improvements, designs, original works of authorship, formulas, processes, computer software programs, databases and trade secrets (“Developments”) that I make, conceive, first reduce to practice, or create, either alone or jointly with others while I am employed by Schwab, and that: (a) result from any work performed by me for Schwab, whether or not in the normal course of my employment or during normal business hours; (b) reasonably relate to the actual or anticipated business, services, products, research or development of Schwab; or (c) are developed with the use of Schwab time, equipment, supplies, Confidential Information or facilities. I must promptly disclose Developments whether or not such Developments are patentable, copyrightable or protectible as trade secrets. I understand and agree that all Developments shall be the sole and exclusive property of Schwab, and I hereby irrevocably assign,

1

transfer and convey to Schwab, exclusively and perpetually, all right, title and interest that I may have or acquire in and to such Developments throughout the world, including (without limitation) any copyrights and patents, and the right to secure registrations, renewals, reissues and extensions thereof. I agree to sign any documents and to do all things necessary, without additional compensation, whether during my employment or after, to assist Schwab to register, perfect, maintain and enforce Schwab’s rights in any Development, including (without limitation) any patent, copyright, trade secret or other right or interest. I understand that if I am now a California resident, or if I become a California resident while employed by Schwab, then this paragraph will not apply to any Developments that fully qualify under Section 2870 of the California Labor Code, which section is set forth in the accompanying Exhibit A.

4.	I agree that during my employment with Schwab, I will not, directly or indirectly, for my benefit or on behalf of any third party, solicit, induce or attempt to solicit or induce: (a) any customer of Schwab to divert, transfer or take away any of Schwab’s existing business or prospective business; or (b) any employee, vendor or independent contractor of, or consultant to, Schwab to leave their employment or assignment with Schwab.

5.	I agree that I will promptly return to Schwab, upon its request or, in any event, immediately upon separation from my employment for any reason, all documents and materials that contain, refer to, or relate in any way to any Confidential Information, as well as any other Schwab property in my possession or control, including (but not limited to) all originals, copies and derivations of such Schwab documents, electronic and telephonic equipment, credit cards, security badges and passwords.

6.	I further agree that for a period of eighteen (18) months after my employment with Schwab ceases, I will not, directly or indirectly, or on behalf of any third party: (a) solicit, induce or attempt to solicit or induce any existing and/or prospective customers I serviced (directly or indirectly) or whose identity I learned during my employment with Schwab to divert, transfer or otherwise take away business from Schwab; (b) sell or offer to sell any security, retirement, insurance or annuity product or related service to any customer or prospective customer of Schwab I serviced (directly or indirectly) or whose identity I learned during my employment with Schwab; or (c) solicit, induce or attempt to solicit or induce any employee, vendor or independent contractor of, or consultant to, Schwab to leave his or her employment or assignment. Nothing in paragraph 6 is intended to prevent me from discussing possible employment with any employee or independent contractor who contacts me directly of his or her own volition without my solicitation or attempted solicitation of him or her. Also, I understand that nothing in paragraph 6 limits my absolute obligation under paragraph 2 to never use Confidential Information to solicit Schwab customers or prospective customers, or for any other purpose, at any time after my employment with Schwab ceases.

7.	I represent and warrant that I do not have any agreement(s) with any former employer or other third party that would be breached by my performance of my duties at Schwab or that would limit, impair or otherwise adversely affect my performance of such duties, and that I will not take any action to breach any such agreement while I am employed by Schwab. In any event, I will not use or disclose to Schwab any confidential information that belongs to others. I have listed on Exhibit B to this Agreement all the confidential, proprietary, trade secret, nonsolicitation and/or noncompetition agreements to which I am subject. I agree that I will disclose my obligations under this Agreement to any prospective or future employer and that my obligations under this Agreement will survive the separation from my employment with Schwab regardless of the reason for the separation.

8.	I understand and agree that any breach of this Agreement may subject me to disciplinary action, up to and including termination of my employment (if I am still employed at Schwab), and may cause irreparable injury to Schwab that cannot be adequately compensated by money damages and/or precludes precise calculation. If I breach this Agreement, I agree that Schwab has the right to seek equitable relief (including injunctive relief and specific performance) in addition to monetary damages and any other legal remedies that may be available. I consent to Schwab’s obtaining equitable relief in the most expeditious forum to preserve the status quo pending resolution of any dispute relating to this Agreement.

2

9.	If any provision of this Agreement is found to be invalid or unenforceable, that provision will be enforced to the maximum extent permissible, and the remaining provisions shall remain in full force and effect. I agree that the terms of this Agreement and any disputes arising out of it shall be governed by, and construed in accordance with, the laws of the state in which I was last employed by Schwab, without giving effect to such state’s conflict of law principles. This Agreement shall be effective either as of the first day of my employment with Schwab or, if I have already signed a similar agreement previously in a form acceptable to Schwab, as of the date written below. I understand and agree that nothing in this Agreement changes my “at will” employment status with Schwab, and that either Schwab or I may end the employment relationship at any time, for any reason or no reason at all.

Signed:	Printed Name:	Date:

EXHIBIT A

California Labor Code Section 2870

(a)	Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)	relate at the time of conception or reduction to practice of the invention to the employer’s business, or actually or demonstrably anticipated research or development of the employer; or

(2)	result from any work performed by the employee for the employer.

(b)	To the extent that a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

EXHIBIT B

List of Prior Agreements

Initials

3